VIVOS INC.
719 Jadwin Avenue
Richland, Washington 99352

October 5, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re	:	Vivos Inc Request for Withdrawal of Registration Statement on Form S-1 and Pre-Effective Amendment No. 1 on Form S-1/A filed on March 10, 2017 and February 9, 2018, respectively (File No. 333-216588)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Vivos Inc (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-216588), filed with the Commission on March 10, 2017, and pre-effective Amendment No. 1 to such registration statement, filed with the Commission on February 9, 2018 (such registration statement and the amendment to such registration statement, together with all exhibits, collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the Order to the undersigned at 719 Jadwin Avenue, Richland, Washington 99352.

The Company further respectfully requests that, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application for withdrawal, please contact Bruce Jolliff, the Company’s Chief Financial Officer, at 509-736-4000.

Very truly yours,

/s/ Michael K. Korenko
Michael K. Korenko
Chief Executive Officer